Special Meeting of Shareholders, November 8, 1999

A Special Meeting of Shareholders of the KPM Fixed Income Portfolio (the "Portfolio"), a series of the KPM Funds, Inc. (the "Fund"), was held November 8, 1999 at the offices of the Fund. As of October 8, 1999, the record date, outstanding shares of the Fund were 493,718.194. Holders of 404,013.160 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The following matter was voted on at the meeting:

The  Shareholders  of the  Portfolio  elected  to  liquidate  and  dissolve  the
Portfolio.
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                           Withhold/      Broker Shares
     For        Against     Abstain         Not Voted
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 382,953.310      0.000   110,764.884         0.000